EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

years ended December 31,	2010	2009	2008	2007	2006

Income from continuing operations before income taxes	$1,890	$2,734	$2,462	$2,128	$1,760

Fixed charges
Interest costs(1)	148	145	165	136	116
Estimated interest in rentals(2)	61	57	54	52	49

Fixed charges as defined	209	202	219	188	165

Adjustments to income
Interest costs capitalized	(33)	(28)	(17)	(12)	(15)
Net (gains) losses of less than majority-owned affiliates, net of dividends	(1)	—	1	—	(2)

Income as adjusted	$2,065	$2,908	$2,665	$2,304	$1,908

Ratio of earnings to fixed charges(3)	9.88	14.40	12.17	12.26	11.56

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax charges included in “Income from continuing operations,” the ratio of earnings to fixed charges was 15.05, 15.19, 12.97, 13.25 and 12.02 in 2010, 2009, 2008, 2007 and 2006, respectively.

2010:	$588 million charge relating to infusion pumps, $257 million business optimization charge, $112 million impairment charge, $62 million litigation-related charge, $34 million of charges relating to acquired in-process research and development (IPR&D) and $28 million charge to write down accounts receivable in Greece.

2009:	$79 million business optimization charge, $27 million charge relating to infusion pumps and $54 million impairment charge.

2008:	$125 million charge relating to infusion pumps, $31 million impairment charge and $19 million of charges relating to IPR&D.

2007:	$70 million charge for restructuring, $56 million charge relating to litigation and $61 million of charges relating to IPR&D.

2006:	$76 million charge relating to infusion pumps.